UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

MALIBU BOATS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

56117J100

(CUSIP Number)

February 5, 2014

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56117J100	Page 2 of 7 Pages

1	Names of Reporting Persons Merced OKR, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person PN

[1]	This Amendment No. 1 to Schedule 13G is being filed because at the time of filing the original Schedule 13G filed on February 18, 2014, the reporting persons identified on the Schedule 13G were not beneficial owners, and are not currently beneficial owners, of the Issuer’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The reporting persons are not deemed to own shares of Class A Common Stock through the ownership of Units in Malibu Boats Holdings, LLC (the “LLC Units”) held by Merced OKR, LLC (“Merced”) because if Merced were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock to Merced.

CUSIP No. 56117J100	Page 3 of 7 Pages

1	Names of Reporting Persons Robert R. Alkema
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[2]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IN

[2]	See footnote (1)

CUSIP No. 56117J100	Page 4 of 7 Pages

1	Names of Reporting Persons Anna M. Alkema
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person IN

[3]	See footnote (1)

CUSIP No. 56117J100	Page 5 of 7 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13G is being filed because at the time of filing the original Schedule 13G on February 18, 2014, the reporting persons identified herein were not beneficial owners, and are not currently beneficial owners, of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of the Issuer as discussed in Item 4 below.

Item 1(a). Name of Issuer: Malibu Boats, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: 5075 Kimberly Way, Loudon, TN 37774.

Item 2(a), (c). Name of Person Filing, Citizenship: This statement is being filed by the following Reporting Persons:

1)	Merced OKR, LLC, a California limited liability company (“Merced”)

2)	Robert R. Alkema, a U.S. citizen

3)	Anna M. Alkema, a U.S. citizen

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office or residence of each Reporting Person is 11204 Childs Ave., Le Grand, CA 98333.

Item 2(d). Title of Class of Securities: This statement on Schedule 13G relates to the Issuer’s Class A Common Stock.

Item 2(e). CUSIP Number: 56117J100.

Item 3. Not applicable.

Item 4. Ownership.

None. The Reporting Persons currently hold 1,142,767 Units in Malibu Boat Holdings, LLC (the “LLC Units”). Pursuant to the terms of an exchange agreement, the holder of the LLC Units has a right to exchange the LLC Units for shares of the Issuer’s Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or at the Issuer’s option, other than in the event of a change in control, for a cash payment equal to the market value of the Class A Common Stock.

The Reporting Persons are not deemed to beneficially own shares of the Issuer’s Class A Common Stock through the ownership of the LLC Units held by Merced because if Merced were to request an exchange of the LLC Units to Class A Common Stock, the Issuer may, at the Issuer’s option, other than in the event of a change in control, elect to pay cash equal to the market value of the Class A Common Stock to Merced.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than 5 percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Items 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. See Exhibit 2.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 56117J100	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2014

MERCED OKR, LLC

By:	/s/ Robert R. Alkema
Name:	Robert R. Alkema
Title:	Managing Member

ROBERT R. ALKEMA

/s/ Robert R. Alkema

ANNA M. ALKEMA

/s/ Anna M. Alkema

CUSIP No. 56117J100	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement among Merced OKR, LLC, Robert R. Alkema and Anna M. Alkema*

2	Identification and Classification of Members of the Group*

*	Previously filed